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                                                    Filed by Lucent Technologies
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

The following communication contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the acquisition, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include obtaining approval by Spring Tide Networks stockholders, obtaining regulatory approvals and clearances, price and product competition, dependence on new product development, reliance on major customers, customer demand for products and services, the ability to successfully integrate acquired companies, timely completion of the acquisition, control of costs and expenses, general industry and market conditions, growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations.

For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Lucent with the SEC including the discussion in Lucent's Form 10-K for the year ended September 30, 1999 in Item 1 in the section entitled "X. OUTLOOK - A. Forward Looking Statements".

Investors and security holders are advised to read the registration statement and proxy statement/prospectus filed by Lucent with the SEC regarding the transaction referenced in the foregoing information when it becomes available because it will contain important information. Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement/prospectus, when available. Investors and security holders may obtain a free copy of the other documents filed by Lucent at the SEC's web site at www.sec.gov. The registration statement and proxy statement/prospectus and such other documents may also be obtained from Lucent by directing such request to Lucent Technologies, Attn: Secretary's Department, 600 Mountain Ave., Murray Hill, NJ. 07974.

THE FOLLOWING IS A RADIO BROADCAST INTERVIEW GIVEN ON JULY 25, 2000 BY JIM ZEITLIN, SENIOR VICE PRESIDENT OF BUSINESS DEVELOPMENT FOR LUCENT TECHNOLOGIES AND BOB SULLEBARGER, VICE PRESIDENT OF MARKETING FOR SPRING TIDE NETWORKS



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Conducting this interview for Radiowallstreet.com is Bob Weisman. Please go ahead.

BOB WEISMAN: Thank you and good afternoon everyone. Today is Tuesday, July the 25th. I'm Bob Weisman and I'd like to welcome you both, Jim and Bob, to Radio Wallstreet.com.

JIM ZEITLIN: Pleased to be here.

BOB SULLEBARGER: Thank you.

BOB WEISMAN: Glad to have you. This program is being brought to us by E-Stamp. They are a company that was founded on the idea of making a difference; of
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Don't take their word for it, though, tour their site by clicking on the ad on the event page to learn more about them, and again, you would not lose the audio for this interview.

BOB WEISMAN: Okay, Jim, let's start with you since you are the acquirer of Spring Tide Networks today -- the announcement for $1.3 billion. Why don't you give us the overview of the announcement?

JIM ZEITLIN: Okay, Bob. What we are announcing today is that Lucent is acquiring Spring Tide Networks up here in Maynard, Massachusetts. Spring Tide Networks is a private company



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that's a leader in producing switching equipment for the IP services market.
We've had a relationship with them for around a year and we're very happy to be able to consummate this relationship with these folks today.

BOB WEISMAN: Now, is their technology something that Lucent didn't have beforehand, and is this just an easier way to bring it into the Lucent family?

JIM ZEITLIN: The technology and the people that Spring Tide have, that have now become part of the Lucent InterNetworking family, is in the area of IP services and virtual private network. This is an area that we've been active in for several years and consider ourselves to be a leader in. But, as you know, this is a very fast growing; all aspects of these fields are growing very quickly. We feel that we can get an edge in both time to market and in the technology by acquiring Spring Tide at this time.

BOB WEISMAN: Okay. Then, why don't we get Bob you just let us know what are some of the products and services that you are creating, formerly under the Spring Tide name but now going forward under the Lucent name.

BOB SULLEBARGER: Right, well our flagship product today is called the IP Service Switch 5000 and this is a 5 to 10 gigabit class data networking product which is optimized for furnishing what are called "virtual routing instances". This is the fundamental underpinning for building a sophisticated, enriched portfolio of next generation IP services that we imagine service providers want to roll out, and virtual private networks are one example of that. We are talking about



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virtual private network services, managed firewall services and all kinds of outsource enabling; enabling all kinds of outsource application services, as well.

BOB WEISMAN: Okay, and this is a product that is currently on the market, then?

BOB SULLEBARGER: Right. The IP Service Switch is shipping now. It is coupled with a provisioning system we call LightShip and it works...the product works in conjunction with a unique control plane architecture that leverages what are called "directories" or policy based provisioning models.

BOB WEISMAN: Okay

BOB SULLEBARGER: Today Spring Tide is a single platform family, but there is an entire, of course, family of products going forward that we will be rolling out that are generalized in the same space at varying levels of capacity and performance.

BOB WEISMAN: Who are some of the customers that you are selling the product to today, then?

JIM ZEITLIN: Bob, some of the customer's that we are selling to today include AT&T Wireless for their broadband fixed wireless network, it includes ionex Telecommunications, a CLEC down in the southern part of the United States based in Texas, and Broadslate is another CLEC. Again, using this as part of the broadband IP networking strategy.



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BOB WEISMAN: Okay. Jim, I guess to follow through with that, is it where Spring
Tide was originally your supplier which then gets incorporated into some of your technology and then ultimately Lucent was to become, basically, the supplier to the end user, or was there a direct relationship with Spring Tide previously?

JIM ZEITLIN: Lucent and Spring Tide have had an OEM relationship in effect since last December, and we've been presenting this product through our sales force through our customer teams to various Lucent customers in both the traditional carrier and the CLEC space and we've been very successful with going after customers in both those spaces.

BOB WEISMAN: Okay, fair enough. With respect to that, Bob, let me ask you what is the motivation, if you had that relationship already existing since last December, what's the motivation to sell out now to Lucent?

BOB SULLEBARGER: Well, that's really, I guess, a financial decision that's driven by valuations. For us the appeal of being a component of Lucent has a lot to do with field sales and support and customer confidence in the buy decision. As an integral and wholly owned part of Lucent, customers now have even higher confidence in our products. We will be fully supported by the Lucent organization, and they can look forward to the benefits that come from integration into Lucent's overall operational environment, the Navis product suite.



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BOB WEISMAN: Okay. Is that, at the same time, though, potentially preventing you from selling to some other OEM like, the "Nortels" of the world or some of the other companies that compete with Lucent?

JIM ZEITLIN: I don't think that we are going to be OEMing this box to a company like Nortel anytime soon, Bob.

BOB WEISMAN: Okay. I meant if Spring Tide was still stand alone, would that opportunity exist if not being purchased by Lucent?

BOB SULLEBARGER: Sure. Had we not entered into this acquisition agreement then that would have been in Spring Tide's or in any company's income interest to diversify its channel for distribution. But, we are very happy with the arrangement we have.

BOB WEISMAN: Okay. And as we do look forward, looking at the market pricing your products do target - lets see, with one analyst at least estimates show that the $660 million market place is growing at more than double that this year, and then growing to $5 billion, or thereabouts, within the year 2003. So, it seems like its growing pretty fast. Are you comfortable with those types of numbers?

JIM ZEITLIN: In market that's growing this fast it is very hard to quantify exactly, but what we do know is that IP dominates the edge of the network today
- all the applications that you run at work or at home are IP internet protocol applications and there's very much a ground swell --



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a trend that all the carriers are migrating very, very many of their core services to IP. And the Spring Tide architecture and Spring Tide products give us a way of playing in a very big way in that space. So, I think those are good numbers and we expect to get a good hunk of that business.

BOB WEISMAN: And exactly on that line, is there a number that you do estimate that your market share is, that you can share with us so that we have an idea as to, obviously, being that Spring Tide was targeting before, that you can share with us now?

JIM ZEITLIN: You know that there are several competitors in this space. I think it's a little too early to have good market share numbers, but speaking about Lucent INS in general, we tend to dominate the carrier markets in all the segments that we participate in and I would certainly expect that that would be our goal in this space, as well.

BOB WEISMAN: Okay. And I did notice that this is going to be an accounted for as a purchase, so you do have a write off one time, I guess when the deal looks to close. I guess that would be very shortly, actually, by the end of September, which is going to be a one-step solution, is what you're estimating?

JIM ZEITLIN: I believe that's correct.

BOB WEISMAN: Okay. There it also is important to note, for people sometimes they look at this, that Spring Tide senior management is all sticking with Lucent and will remain with the company.



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JIM ZEITLIN: That's true. Not only are we acquiring products and technology, we're acquiring people. We're very happy to have Bob Sullebarger with us here. We actually know him from a previous relationship at Ascend and at Cascade. The president of Spring Tide, Allan Wallack, is going to stay with the company and run Spring Tide as a division of Lucent reporting to Janet Davidson, who is Group President of Lucent InterNetworking Systems, and Steve Collins, who is the founder and really the technical guru behind Spring Tide. Excuse me, Steve Akers, who is the founder and technical guru behind Spring Tide, is going to stay and assume the additional responsibility of Chief Technical Officer of Lucent INS. So, we really feel that these people are going to become a core part of the team.

BOB WEISMAN: Okay. I'd like you to touch briefly -- you mentioned some recent acquisitions, including the integration into the Lucent family has proven successful. So, no reason to think this won't, as well.

JIM ZEITLIN: We are certainly looking forward to that.

BOB WEISMAN: Okay. Well, as we wrap up then today, any final thoughts or summary that Jim or Bob, you want to provide to us?

BOB SULLEBARGER: Well, this is an embryonic market and it's going to be very exciting to watch it all unfold over the next several years. I think Spring Tide is bringing enormous value and enormous flexibility and potential into this product portfolio in an area that promises to be



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enormous over time. So, we look forward to contributing to Lucent's overall bottom line. It should be very exciting.

BOB WEISMAN: Okay.

JIM ZEITLIN: And from Lucent's point of view, we have a greatest interest in this product among our sales teams worldwide, and we're looking forward to having Spring Tide as part, as really a key part, of our IP strategy going forward.

BOB WEISMAN: Okay, and with that in mind, I want to thank you both for joining today and sharing with us the exciting announcement of Lucent acquiring Spring Tide for $1.3 billion.

BOB SULLEBARGER: Thanks, Bob.

BOB WEISMAN: Okay

JIM ZEITLIN: Thank you.

BOB WEISMAN: And again, we were speaking with Jim Zeitlin of Lucent Technologies InterNetworking Systems, and he is the Senior Vice President of Business Development. And also we were speaking with Bob Sullebarger, he is the Vice President of Marketing for Spring Tide Networks. And we also want to thank our sponsor once again, for bringing us today's event, that was E-stamp, they're a company that was founded on the idea of making a difference; of saving



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people time. E-stamp software is faster and easier than stamps or meters. Don't take their word for it, though, check out the information for yourself by clicking on the ad on the event page. For Radiowallstreet.com, I'm Bob Weisman. Thanks for listening.

                                      # # #

This radio broadcast contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the acquisition, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include obtaining regulatory approval, price and product competition, dependence on new product development, reliance on major customers, customer demand for our products and services, the ability to successfully integrate acquired companies, timely completion of the acquisition, control of costs and expenses, general industry and market conditions, growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations. For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Lucent with the Securities and Exchange Commission. Lucent disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.